December 15, 2009

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 4631
Washington, D.C. 20549

RE:	SEC Letter dated October 29, 2009
The Clorox Company, Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 25, 2009
Definitive Proxy Statement on Schedule 14A
Filed October 2, 2009
File Number 1-07151

Dear Ms. Long:

We respectfully submit the following responses to the comments included in your letter of October 29, 2009, relating to your review of the Company’s Form 10-K for the Fiscal Year Ended June 30, 2009 and Definitive Proxy Statement on Schedule 14A.

General

1.	In future filings, please provide the information required by Item 404(b) of Regulation S-K.

Response: In future filings, we will describe our policies and procedures for the review, approval or ratification of related person transactions pursuant to Item 404(b) of Regulation S-K, even when, as was the case in fiscal 2009, there are no related person transactions.

Use of Peer Company Data, page 16

2.	We note that you target base salaries, annual cash bonuses and long-term incentive compensation against peer companies. In future filings, please provide disclosure of where actual payments fell for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response: The Management Development and Compensation Committee (the “MDCC”) considers many factors in determining compensation for our named executive officers. In determining base salaries, the MDCC may consider peer company comparables, an individual executive’s experience both within and outside of our Company, the executive’s individual performance and expected future contributions, and the role of the executive relative to that of other executive officers. Given the multiplicity of factors involved, we do not believe that the disclosure of a targeted percentile range is required unless a particular named executive’s salary is materially different from the targeted range. With respect to annual cash bonuses, to the extent that the MDCC sets targets based on peer company comparable data, in future filings we will explain why any actual payments fell materially outside of the targeted percentile range. Finally, with respect to long-term incentive compensation, we do not believe that disclosure of the actual payout is required in the Compensation Discussion and Analysis section, even though we voluntarily included such information with respect to the performance share element of our plan.

Annual Incentives, page 18

3.	In future filings, to the extent your incentive programs are correlated with the achievement of certain annual individual objectives and performance factors, please discuss the specific items of individual performance used to determine incentive payments and how your incentive bonuses are specifically structured around such individual objectives and milestones. Please see Item 402(b)(2)(vii) of Regulation S-K. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A.

Response: Payouts for named executive officers under our annual incentive plan are based on performance against predetermined Company-wide financial goals, an assessment of performance against the Company’s strategic goals and, to a lesser extent, on the named executive’s individual performance. The strategic and individual performance factors have no specific pre-determined weight as compared to the Company-wide financial goals, or among themselves. Hence, the actual amount of the annual incentive payout is determined subjectively by the MDCC which uses its discretion to take into account all three elements of performance.

To illustrate, in 2009 as in prior years, the Company’s annual incentive plan for executive officers was based, in the first instance, on the level of achievement against specific pre-determined Company-wide financial goals. Performance against those goals produced a preliminary award for all named executive officers of 83% of target, as noted in the Company’s Definitive Proxy Statement. The MDCC then evaluated performance against the Company’s strategic goals, which are applicable to all named executive officers and are described on page 18 of the Definitive Proxy Statement, and used its discretion to determine that the award should be increased from 83% of target to 91% of target for all named executive officers. Finally, the MDCC evaluated the performance of named executive officers against individual objectives and performance factors, and used its discretion to determine that the final payouts would range from 83% of target to 100% of target.

There are no material differences in compensation policies with respect to individual named executive officers. As described above, the range in the final awards under the 2009 annual incentive plan reflected the MDCC’s discretionary assessment of the performance of the operations or functions under the responsibility of each of the named executive officers, as well as the performance of the officers themselves. Thus, we believe that in 2009 we appropriately disclosed the impact of individual objectives and performance on the amounts of the 2009 annual incentive award. Specifically, on page 19 of our Definitive Proxy Statement we noted that the range of annual incentive payments that named executive officers received in 2009 (that is, the range of 83% of target to 100% of target) was primarily due to a subjective assessment of individual performance based on the results of the operations or function under the responsibility of the named executive officer. In the future, if actual payout ranges differ materially, we expect to state whether any range in the payout is a function of the performance of the operations or functions under the responsibility of the named executive officer or due to other contributions to corporate performance or initiatives.

4.	In future filings, please disclose the specific strategic goals used in awarding compensation. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion and discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response: As noted on page 18 of the Definitive Proxy Statement, the MDCC considered strategic goals related to employee engagement and diversity targets; customer objectives, including targets related to product innovation; consumer product preference and share growth; growth objectives and costs savings initiatives. Achievement of the strategic goals had no specified assigned weight in the determination of the annual incentive bonuses. The MDCC exercised its discretion to determine how the achievement of the strategic goals would modify the bonus calculations based on the achievement of the company-wide financial goals, increasing the payout from 83% to 91% of target for all of the named executive officers, prior to the assessment of individual performance. Since the determination of the impact of the strategic goals on the actual payout is discretionary rather than formulaic, we believe that disclosure of the strategic goals would not be material to investors. In future filings, to the extent material, if the MDCC assigns individual weights to specific strategic goals, we will expand the disclosure to add such information.

Long-Term Incentives, page 19

5.	In future filings, please disclose the specific targets and the actual results achieved, in determining the long-term compensation granted to each named executive officer. Please refer to Item 402(b)(v) of Regulation S-K.

Response: In future filings, we will disclose the specific targets and the actual results achieved in determining long-term compensation granted to each named executive officer. On page 20 of the Definitive Proxy Statement, we disclosed the specific target for the fiscal year 2009 grant of performance shares, which was economic profit growth of approximately 5% per year during the performance period. We did not disclose the cumulative operating profit target because we did not think it was material because it was not as challenging a target as the economic profit target. Nevertheless, we agree to disclose that target in the future. (For your information, the performance shares are reflected in the summary compensation table as well as in the grants of plan-based awards table.) Actual results for the fiscal year 2009 grant of performance shares will not be known for two more years. In voluntarily describing the performance with respect to the fiscal year 2006 and 2007 performance share grants, for which vesting was certified in August 2008 and August 2009, respectively, we clearly disclosed that the performance targets were met. Since that was voluntary disclosure, we did not provide the details as to the targets for those awards. To the extent that we include such voluntary disclosure in the future, we will repeat disclosure of the performance target and disclose the actual results.

* * * * *

We acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact me at (510) 271-3388, or Angela Hilt, Vice President – Corporate Secretary & Associate General Counsel at (510) 271-7021.

Sincerely,

/s/ Laura Stein

Laura Stein
Senior Vice President – General Counsel

cc: Don Knauss, Jackie Kane, Angela Hilt